200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

February 14, 2007

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brigitte Lippmann
Lesli Sheppard

	Re:	Indalex Holdings Finance, Inc.
Registration Statement on Form S-4
(SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

On behalf of Indalex Holdings Finance, Inc., a Delaware corporation (the “Company”), and Indalex Holding Corp., a Delaware corporation and wholly owned subsidiary of the Company (the “Issuer”), set forth below is supplemental information in supplemental response to Comment 6 of the letter dated November 23, 2006 from the Staff of the Securities and Exchange Commission to the Company.  For your convenience, Comment 6 is set forth below in its entirety.

6.                                       As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture.  The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture.  We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances.  In this regard, we note, for example and without limitation, your description of the Intercreditor Agreement and the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture.  We also note the release of subsidiary capital stock specifically pursuant to the so-called “collateral cutback provision.”  Please explain how you intend to comply with the requirements of Section 314(d).  If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d).

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Supplemental Response:  As previously noted, the Issuer’s 11 1/2% Second-Priority Senior Secured Notes due 2014 (the “Notes”)are secured on a second-priority basis pursuant to (1) a Security Agreement dated as of February 2, 2006 (the “Noteholder Security Agreement”) among the Company, the Issuer, certain subsidiaries of the Issuer and U.S. Bank National Association, as Collateral Agent (the “Collateral Agent”) and other related documents creating a lien upon the collateral (collectively, the “Security Documents”) and (2) an Intercreditor Agreement dated as of February 2, 2006 (the “Intercreditor Agreement”) among the Collateral Agent, JPMorgan Chase Bank, N.A., as Intercreditor Agent (the “Intercreditor Agent”), the Company and certain subsidiaries of the Company.

The Notes are senior obligations of the Issuer and rank senior to all of the Issuer’s existing and future subordinated indebtedness and pari passu in right of payment with the Issuer’s existing and future senior indebtedness, including indebtedness under the Issuer’s Senior Credit Facility (the “Senior Credit Facility”).  The Notes are effectively junior in right of payment to the Issuer’s first-priority secured indebtedness, including indebtedness under the Senior Credit Facility, to the extent of the value of the assets securing the Senior Credit Facility.  The guarantors of the Notes (the “Guarantors”) include the Company and certain of the Issuer’s subsidiaries.  The guarantees are senior obligations of the Guarantors.

The Issuer’s obligations under the Notes and the Guarantors’ obligations under the guarantees are secured on a second-priority basis by a lien on (i) 100% of the capital stock of the Issuer and the Company’s domestic subsidiaries (i.e., Indalex Holding Corp., Indalex Inc., Dolton Aluminum Company, Inc. and Caradon Lebanon Inc.), (ii) 65% of the capital stock of all foreign subsidiaries directly owned by the Issuer or any Guarantor (i.e., Indalex Limited) and (iii) substantially all of the other property and assets that are held directly by the Issuer or any Guarantor, to the extent that such assets secure borrowings under the Senior Credit Facility (in each case, subject to certain limitations).  All of the collateral securing the Notes also secures obligations under the Company’s Senior Credit Facility and, as such, constitutes “Common Collateral” under the Intercreditor Agreement.  The Common Collateral securing the Senior Credit Facility and the Notes is controlled by the Intercreditor Agent on behalf of the lenders under the Senior Credit Facility (the “Senior Lenders”).  The trustee under the Indenture (the “Trustee”) has no control over the Common Collateral, including dispositions and releases of Collateral.

Section 314(d) of the TIA requires delivery of certain certificates and opinions in connection with the release of collateral subject to the lien of an indenture.  The introductory paragraph of Section 314(d) provides that the subsection applies only to an indenture to be qualified under the TIA that “is or is to be secured by the mortgage or pledge of property or securities.”  Similarly, Section 314(d)(1), which governs releases of collateral, speaks in terms of property or securities “to be released from the lien of the indenture.”  Likewise, Section 314(d)(2), which governs the deposit of securities as collateral, speaks in terms of deposits “with the trustee,” while Section 314(d)(3), which governs property (other than securities) that becomes collateral, speaks in terms of property that becomes “subject…to the lien of the indenture.”

The Commission has previously issued an exemptive order granting relief from the requirements of Section 314(d) in connection with releases of collateral over which the indenture trustee had no control.  See Request to the Commission by Allied Waste of North America, Inc. (order dated August 8, 2001) (“Allied Waste”).  In granting relief to Allied Waste from Section 314(d) of the TIA, the Commission appears to have been persuaded by the following factors:

(1)                                  the notes issued under the indenture were secured by agreements that were external to the indenture;

(2)                                  decisions regarding whether collateral was maintained or released were made by a party other than the indenture trustee;

(3)                                  neither the indenture trustee nor the holders of the indenture securities had any control over these decisions; and

(4)                                  the collateral securing the indenture securities also secured other debt.

All four of these factors are present in the Company’s situation.  The Notes are secured pursuant to the terms of the Security Documents and the Intercreditor Agreement; decisions regarding whether the Common Collateral is maintained or released are made by the Company and subject to the control of the Senior Lenders or the administrative agent for the Senior Lenders; neither the Trustee nor the noteholders has any control over these decisions; and the collateral securing the Notes is Common Collateral that also secures borrowings under the Senior Credit Facility.  Although the notes in Allied Waste were secured equally and ratably with other debt, rather than on a second-priority basis, the Company believes that the same reasoning applies.  The Company believes that the second-priority lien on Common Collateral for the benefit of noteholders is a “silent second” lien not subject to the lien of the Indenture and that releases of liens on Common

Collateral in accordance with the Security Documents and the Intercreditor Agreement is not inconsistent with Section 314(d) of the TIA.

Creation of Security Interests Pursuant to Documents that are External to the Indenture

The Notes are secured pursuant to the terms of the Noteholder Security Agreement and the Intercreditor Agreement, documents that are external to, and exist separately from, the Indenture.  Section 11.01(a) of the Indenture states in part: “On and after the Issue Date, the full and punctual payment of principal of and interest on the Securities when due, whether on an interest payment date, at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities and payment and performance of all other Secured Obligations shall be secured as provided in the Security Documents, which define the terms of the Liens that secure the Secured Obligations, subject to the terms of the Intercreditor Agreement.”

The Indenture refers to the security interest in the Common Collateral, but that security interest was created and continues to exist pursuant to the Security Documents and the Intercreditor Agreement, and the rights and interests of the noteholders in the Common Collateral are governed by, and are subject to the terms of, the Security Documents and the Intercreditor Agreement.

Decisions Regarding Whether Collateral is Maintained or Released are made by Senior Lenders

The Indenture, together with the Intercreditor Agreement, provide that decisions regarding Common Collateral are subject to the control of the Senior Lenders or the administrative agent for the Senior Lenders.  Section 11.03 of the Indenture states in part: “Collateral may be released from the Liens and security interests created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement or as provided hereby.”

The release of Common Collateral is provided for in Section 5.1(a) of the Intercreditor Agreement, which provides in part that:  “Trustee, for itself and on behalf of each Noteholder, agrees that, in the event of a sale, transfer or other disposition of any specified item of Common Collateral (including all or substantially all of the equity interests of any subsidiary of the Issuer), the Liens granted to the Trustee upon such Common Collateral to secure Noteholder Claims shall terminate and be released, automatically and without any further action, concurrently with the termination and release of (i) all Liens granted upon such Common Collateral to secure Senior Lender

Claims and (ii) if any Pari Passu Lien Obligations shall be designated as such, all Liens granted upon such Common Collateral to secure Pari Passu Lien Obligations.”

Any liens securing the Notes are expressly second in priority to all liens that secure the Senior Credit Facility and any future indebtedness permitted to be incurred and secured by a first-priority lien.  In the event that first-priority liens are released in connection with the disposition of Common Collateral, Section 5.1(a) of the Intercreditor Agreement provides that the second-priority liens securing the notes will automatically be released.  Section 11.03 of the Indenture, together with Section 5.1(a) of the Intercreditor Agreement, provide that releases of the first-priority liens on Common Collateral automatically releases the second-priority liens securing the Noteholders’ claims.

Neither the Trustee nor Noteholders Has Any Control Over Decisions Relating to Common Collateral

As long as the Senior Lenders have a first-priority lien on the Common Collateral, neither the Trustee nor the Noteholders has any control over decisions relating to Common Collateral.  Section 3.1(a) of the Intercreditor Agreement provides in part: “So long as the Discharge of Senior Lender Claims has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, (i) neither the Trustee nor any Noteholder will (x) exercise or seek to exercise any rights or remedies (including setoff) with respect to any Common Collateral in respect of any Noteholder Claims, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to any foreclosure proceeding or action brought with respect to the Common Collateral or any other Senior Lender Collateral by the Intercreditor Agent or any Senior Lender in respect of the Senior Lender Claims, the exercise of any right by the Intercreditor Agent or any Senior Lender (or any agent or sub-agent on their behalf) in respect of the Senior Lender Claims under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which the Intercreditor Agent or any Senior Lender either is a party or may have rights as a third party beneficiary, or any other exercise by any such party of any rights and remedies relating to the Common Collateral under the Senior Lender Documents or otherwise in respect of the Senior Lender Collateral or the Senior Lender Claims, or (z) object to the forbearance by the Senior Lenders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Common Collateral in respect of Senior Lender Claims…”

Prior to a discharge of all claims of the Senior Lenders, neither the Trustee nor the noteholders has any control over the Common Collateral nor any right or power to prevent any sale, transfer or other disposition of the Common Collateral or the release of any lien on the Common Collateral.

The Common Collateral also Secures the Borrowings under the Senior Credit Facility

The Common Collateral also secures the Issuer’s borrowings under the Senior Credit Facility.  As of October 2, 2006, the Issuer and one if its subsidiaries had borrowings of $88.6 million under the Senior Credit Facility.  JPMorgan Chase Bank, N.A., the Intercreditor Agent under the Intercreditor Agreement and the collateral agent under the first-lien security agreements, is one of the principal lenders under the Senior Credit Facility.

The Company believes that the Indenture, the Security Documents and the Intercreditor Agreement, taken together, do not permit releases of Common Collateral from the lien of the indenture because the Company’s situation fits within the four factors set forth in the Allied Waste exemptive order.  Furthermore, the Indenture specifically provides that releases of Common Collateral pursuant to the Security Documents and the Intercreditor Agreement do not impair the lien on such Common Collateral in contravention of the Indenture.  Section 11.04 of the Indenture provides in part that: “The release of any Collateral from the terms hereof and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, will not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral or Liens are released pursuant to (x) the applicable Security Documents and the terms of this Article 11 or (y) the Intercreditor Agreement.  The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents and the Intercreditor Agreement and of this Article 11 will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of this Indenture.”  The Indenture, by its terms, acknowledges that the second-priority liens on Common Collateral for the benefit of noteholders are “silent second” liens not subject to the collateral release provisions of Section 314(d).

For the reasons set forth above, the Company does not believe that releases of Common Collateral pursuant to the terms of the Security Documents and the Intercreditor Agreement constitute releases of “property or securities to be released from the lien of the indenture,” as that phrase is used in Section 314(d)(1) of the TIA, and accordingly, does not believe that compliance with Section 314(d) under these circumstances is required.

We hope that the foregoing has been responsive to the Staff’s concerns.  Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 861-2191 or Elisabeth M. Martin at (312) 861-3055.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Timothy R.J. Stubbs
Michael Alger
Indalex Holdings Finance, Inc.